December 21, 2007

Amanda McManus

Branch Chief - Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.
Registration Statement on Form SB-2, originally filed October 16, 2007 and amended on December 19, 2007

Dear Ms. McManus:

We are in receipt of your letter dated November 9, 2007 and appreciate your comments on the Registration Statement on Form SB-2 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on October 16, 2007. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your letter.

Our responses below are in the sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review. We have amended the Registration Statement as outlined below and enclose with this letter, in order to aid your review, a marked copy of the Pre-Effective Amendment No. 1 to the Registration Statement dated December 19, 2007 (the “Amended Registration Statement”) to indicate our changes.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Amended Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Prospectus

General

1. Please provide a reasonably detailed table of contents to the prospectus. Refer to Item 502(a) of Regulation S-B.

We have included a detailed table of contents to the prospectus in the Amended Registration Statement.

Amanda McManus
December 21, 2007

Cover

2. We note on the cover that the offering is for up to 40,652,438 shares of common stock. However, you state that the offering will terminate when all “40,652,436” shares are sold. We also note that the number of shares to be registered in the “Calculation of Registration Fee” table does not correspond to the amount disclosed throughout the prospectus. Please revise or explain the discrepancy.

We have made necessary revisions so that the correct number of shares offered (40,652,438 shares) is listed throughout the Amended Registration Statement. These revisions include changes to the “Calculation of Registration Fee” table so that the number of shares listed to be registered is consistent throughout the Amended Registration Statement.

Prospectus Summary, page 1

3. Please briefly describe how your business generates revenue. Please also include a paragraph to disclose your revenues, assets, and losses for the most recent audited period. This snapshot will help investors evaluate the disclosure as they read the filing.

We have removed the heading “Speedemissions, Inc.” so that all of the information on pages 1 and 2 of the Amended Registration Statement will be under the “Prospectus Summary” heading. We have replaced the first two paragraphs which were previously in the “Speedemissions, Inc.” section with a new section titled “Our Business” on page 1 of the Amended Registration Statement. In addition, we changed the “Corporate Information” heading to “Corporate Structure and Principal Executive Offices” on page 2 of the Amended Registration Statement.

4. We note your disclosure on page 2 and page 26 that your independent auditors have substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the “Speedemissions, Inc.” section of the summary.

We have provided this information in the fifth paragraph of the “Our Business” section on page 1 of the Amended Registration Statement.

The Offering, page 1

5. Please revise the second paragraph to say “sale” rather than “resale” and revise throughout the document accordingly.

We have made the suggested revision (use of the word “sale” rather than “resale”) in the second paragraph in the “Offering” section. The word “resale” has also been deleted the three times it appeared in the “Risk Factors” section.

6. We note your statement in the second paragraph under this heading that you will use any proceeds from the exercise of warrants to finance acquisitions, among other things. Please disclose whether any acquisitions are currently contemplated.

Amanda McManus
December 21, 2007

We have indicated that there are no acquisitions currently being contemplated by the Company in the “The Offering” section on page 2 of the Amended Registration Statement.

Risk Factors, page 2

7. Revise to include a risk factor discussing the fact that your near term growth is expected to be financed through debt and equity offerings and the attendant risks.

We have included this risk factor under the heading “Our near term growth is expected to be financed through debt, equity offerings and cash flows from operations” on page 4 of the Amended Registration Statement.

8. Please create a risk factor to disclose the conflicts of interest faced by your officers, directors and affiliates, as applicable. We note your disclosure that you have exchanged promissory notes into common stock shares for services rendered by Calabria Advisors, LLC, an entity controlled by your CEO.

We do not believe that a risk factor is applicable because no conflicts of interest currently exist with respect to Calabria Advisors, LLC. Calabria Advisors does not provide any services to us and is now a non-operating entity. Calabria Advisors owns less than 1% (0.2%) of our total outstanding common stock and does not hold any other securities, whether equity or debt, of the Company. In addition, there are no other relationships involving our officers, directors or affiliates that could create potential conflicts of interest.

We have a limited operating history...upon which you may evaluate our performance, page 2

9. Where possible, please expand the disclosure to quantify your recent losses for the most recent audited period and your limited capital resources. Please revise the risk factor so that it specifically tailors to your business.

We have expanded the disclosure to address this comment in the “We have a limited operating history and limited historical financial information upon which you may evaluate our performance” risk factor on page 3 of the Amended Registration Statement.

Because the vehicle emissions testing industry is highly competitive, we may lose customers and revenues to our competitors, page 4

10. Where possible, please expand the disclosure to quantify the number of competitors in your industry so that the investor may have an understanding of the market. We note your disclosure on page 21 that in the State of Georgia there are approximately 700 licensed testing centers.

We have expanded the disclosure to address this comment in the “Because the vehicle emissions testing industry is highly competitive, we may lose customers and revenues to our competitors” risk factor on page 6 of the Amended Registration Statement.

Amanda McManus
December 21, 2007

Use of Proceeds, page 7

11. Please quantify the maximum proceeds you could receive if all warrants held by selling shareholders were exercised.

We have added the amount of the maximum proceeds we would receive if all warrants were exercised in the “Use of Proceeds” section on page 8 of the Amended Registration Statement.

Selling Security Holders, page 8

12. Please revise to describe how each selling security holder obtained their shares. Additionally, ensure that all agreements defining the rights of the security holders between a selling security holder and you are filed as exhibits to the registration statement. See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-B.

We have revised and renumbered the footnotes to the “Selling Security Holders.” Please refer to footnotes 3, 7, 9, 15, 17 and 19 in the “Selling Security Holders” table beginning on page 9 of the Amended Registration Statement regarding how each selling securityholder obtained their shares. We have also listed a new Exhibit 10.25 on page II-4 and have ensured that all agreements defining the rights of the security holders are filed, or incorporated by reference, as exhibits to the Amended Registration Statement.

13. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. We note your disclosure that Michael Brown has shared voting or dispositive power over securities held by GCA Strategic Investment Fund Limited (“GCA”). Please revise to disclose that Mr. Brown shares the voting power jointly with Lewis Lester, the sole voting member of Global Capital Advisors, LLC (sic). Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Please refer to footnotes 1, 4 and 11 in the revised “Selling Security Holders” table beginning on page 9 of the Amended Registration Statement about the voting or dispositive power of the entities who are selling securityholders. Please note that all of the selling securityholders who are individuals have voting or dispositive power over their shares.

14. In your table, please revise to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-B.

Please refer to footnotes 6, 13, 16 and 18 in the revised “Selling Security Holders” table beginning on page 9 of the Amended Registration Statement to see the selling securityholders’ relationships with the Company.

Amanda McManus
December 21, 2007

15. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

The Company has received a Form of Selling Securityholder Notice and Questionnaire (“Questionnaire”) from each selling securityholder, where the securityholder has made a representation as to whether or not they are a broker-dealer, or an affiliate of a broker-dealer, registered pursuant to Section 15 of the Exchange Act.

Please refer to footnotes 5, 10 and 12 in the revised “Selling Security Holders” table beginning on page 9 of the Amended Registration Statement to identify each selling securityholder that has identified itself as a registered broker-dealer, or as an affiliate of a registered broker-dealer. There are no other selling securityholders who are registered broker-dealers or affiliates of broker-dealers.

Global Capital Funding Group LP, GCA Strategic Investment Fund Limited, and Michael S. Brown, who have identified themselves as affiliates of broker-dealers, did not receive the securities as underwriting compensation.

16. Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved,

•	whether the sellers are in the business of underwriting securities, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As part of the Questionnaire that the Company has received from each selling securityholder, such securityholders have made a representation as to whether or not they are an “affiliate” of a broker-dealer registered pursuant to Section 15 of the Exchange Act. Each selling securityholder that identified itself as a affiliate of the broker-dealer also represented in the Questionnaire that they acquired the Securities in the ordinary course of business and at the time of their purchase, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the Securities. None of the selling securityholders are in the business of underwriting securities. We have also considered the circumstances surrounding how each securityholder received the securities (please see footnotes 3, 7, 9, 15, 17 and 19 in our response to comment 12 above) and all of the securityholders’ relationships to the Company (please see footnotes 6, 13, 16 and 18 in our response to comment 12 above). None of the

Amanda McManus
December 21, 2007

circumstances surrounding the offering indicate that any of the selling securityholders are acting as a conduit for the issuer. Based on the above, we have concluded that the resale of securities by the securityholders indicated in the “Selling Security Holders” table is not an indirect primary offering.

17. Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly. with any person to distribute the securities.

We have inserted this information immediately after the “Selling Security Holder” table on page 10 of the Amended Registration Statement.

Directors, Executive Officers, Promoters, and Control Persons, page 11

18. Please revise the table and the disclosure to state that Mr. Parlontieri is your chief executive officer. We also note that on your website you listed Randy M. Dickerson as your executive vice president and chief operations officer. Please revise the table and the disclosure to include Mr. Dickerson or advise us accordingly.

We have revised the table on page 13 of the Amended Registration Statement to show that Mr. Parlontieri is the Chief Executive Officer, President, Secretary and a director of the Company.

We believe that Mr. Dickerson should not be included in the table, as he does not meet the definition of an “executive officer” as defined by Rule 3b-7 of the Exchange Act. In addition, Mr. Dickerson has no policy making functions or authority within the Company or its subsidiaries.

19. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Refer to Item 401 of Regulation S-R.

We have updated the information about our directors and officers on pages 13 and 14 of the Amended Registration Statement to include the employment dates and job titles that you requested.

20. We note your disclosure that certain of your directors have served “on the boards of numerous public and private companies.” Where applicable, disclose other directorships held at public companies by your executives and directors.

Amanda McManus
December 21, 2007

As Mr. Thompson does not currently sit on the board of directors of any company other than the Company, we have deleted the last sentence in the fifth paragraph in the “Directors, Executive Officers, Promoters, and Control Persons” section. None of the other listed directors or executives currently sit on the board of directors of another company.

Compensation Committee, page 12

21. Please disclose in reasonably complete detail the role of Mr. Parlontieri in your compensation processes and his input during the crafting of compensation packages.

We have included a discussion of Mr. Parlontieri’s role in the Company’s compensation processes on page 14 of the Amended Registration Statement.

Description of Business, page 19

22. Revise to describe the settlement agreement you entered into with 2 of your shareholders.

We have inserted a description of the settlement agreement beginning on page 26 of the Amended Registration Statement under the heading “Settlement Agreement with Certain Shareholders.”

Management’s Discussion and Analysis, page 25

23. We note the disclosure in this section and throughout the prospectus regarding issuance of certain securities in exchange for outstanding promissory notes issued by you. Please clarify in this section whether there are outstanding promissory notes issued by the company. If so, please create a risk factor in the risk factor section to describe the risks associated with such outstanding promissory notes.

There are no outstanding promissory notes or bank debt, so we do not believe that a risk factor is necessary. We have included a sentence at the end of the “Liquidity and Capital Resources” section on page 35 of the Amended Registration Statement to indicate that as of September 30, 2007, there were no outstanding promissory notes or bank debt.

24. Revise to update the fourth sentence of the final paragraph on page 25.

Please refer to our revisions in the “Overview” section beginning on page 28 of the Amended Registration Statement.

Results of Operations, page 26

25. We note that you include a discussion of the results of operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Please revise to include a discussion of the results of operations for the 2007 interim period as compared to the 2006 interim period. Your liquidity section should also be revised to include a discussion of liquidity in the interim period. See Item 303(b)(2) of Regulation SB.

Amanda McManus
December 21, 2007

We have included a discussion of the results of operations for the September 30, 2007 interim period as compared to the 2006 interim period beginning on page 31 of the Amended Registration Statement. We have also revised our liquidity section to include a discussion of the September 30, 2007 interim period as compared to the 2006 interim period under the “Cash Requirements” heading and “Sources and Uses of Cash” heading, both on page 33 of the Amended Registration Statement.

Description of Property, page 31

26. We note your disclosure that you lease the land and buildings in connection with your existing emissions testing facilities. However, on page F-10 you state that a loan made in December 2006 was secured by real property owned by the company. Please revise the disclosure or explain the discrepancy.

The updated description of property, as of November 30, 2007, is accurate as all 37 of our properties are leased. We did own the land and building for one location on December 31, 2006. Please refer to “Note 12: Subsequent Events” (page F-24 of the Amended Registration Statement) in the audited financial statements for a discussion of the disposal of the property in January 2007.

Market for Common Equity and Related Shareholder Matters, page 32

27. Revise to show share prices without giving effect to the 1-for-10 split.

We replaced the second paragraph and the first section (“Fiscal year ended December 31, 2005:”) of the “Market for Common Equity and Related Shareholder Matters” section on page 37 of the Amended Registration Statement to reflect the share prices without giving effect to the 1 for 10 split. The remaining information in the table is correct since the time periods are after the reverse stock split and, therefore, does not need to be revised.

Executive Compensation, page 34

28. The summary compensation chart lists Mr. Parlontieri’s salary for 2006 as $188,962 while the disclosure regarding the employment agreement on page 35 stated that in January 2006 his salary was increased to $190,000. Please revise for consistency or advise. Please also provide a narrative description of any material factors necessary to an understanding of the officer compensation disclosed in the table. See Item 402(c) of Regulation S-B. Currently, there is only narrative discussion regarding the employment agreement with Mr. Parlontieri.

In 2006, Mr. Parlontieri’s W-2 wages were $188,962, which is less than the $190,000 per his contract. This discrepancy occurred because the first paycheck received by Mr. Parlontieri in 2006 was paid based on his prior year’s salary for the last week of December 2005.

Amanda McManus
December 21, 2007

We have inserted a new footnote 5 (applicable to Richard A. Parlontieri under the “All Other Compensation” column as “President, Chairman and CEO”) to the “Summary Compensation Table” on page 39 of the Amended Registration Statement. We also inserted information regarding Michael S. Shanahan’s compensation after the last paragraph of the “Employment Agreements and Compensation of Officers” section, on page 41 of the Amended Registration Statement.

29. Your discussion of the employment agreement with your CEO includes various items of compensation that do not appear to be included in the summary compensation table. The summary compensation table should cover all compensation to your named executive, including but not limited to, the performance bonus and the automobile and expense allowance. Please refer to Item 402(a) of Regulation S-B.

All forms of compensation received by the directors and officers have been included in the summary compensation table. This includes wages and automobile and expense allowances (please see our response to comment 28, specifically our footnote 5 to the “Summary Compensation Table”). There were no bonuses paid and no other forms of compensation paid to the directors or officers that are not listed.

30. We note that the employment agreement with your CEO provides for an annual bonus but you have not described the criteria to be applied in determining the annual bonus. Revise to discuss how the bonus amount is to be determined. Please refer to Item 402(c) of Regulation S-B and revise your disclosure accordingly.

We have inserted a discussion regarding our CEO’s bonus determination after the third sentence in the first paragraph of the “Employment Agreements and Compensation of Officers” subsection, on page 40 of the Amended Registration Statement.

Available Information, page 37

31. Please note that the SEC’s address is 100 F Street, NW, Washington, DC 20549.

We have corrected the address for the SEC in the Amended Registration Statement.

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

32. We note your presentation of (gain) loss from disposal of non-strategic assets as a component of non-operating income/loss on the face of the statement of operations. Please revise to present this (gain)/loss as a component of operating income/loss. See paragraph 45 of SFAS No. 144.

The classification of the disposal of non-strategic assets outside the loss from operations line does not materially distort our operating results for either year presented. We will change our presentation prospectively.

Amanda McManus
December 21, 2007

33. We note your presentation of warrant settlement expense on the face of the statement of operations. Please explain to us, and revise your notes to disclose, the nature of this transaction including how you determined or calculated this expense.

During 2005 in order to settle a dispute between our shareholders the Company entered into a settlement agreement with the applicable parties. As a result of the settlement agreement, one of our shareholders and its affiliate converted their outstanding debt, accrued interest and accrued dividends into shares of Series A Preferred Stock. In connection with that conversion we issued a warrants for 4,000,000 shares of common stock and valued such shares using the Black-Scholes Model. The fair value of those warrants were recorded as a settlement expense in the Statement of Operations. Additionally, the existing warrant outstanding at that time was modified to reduce its exercise price. We considered the reduction of the exercise price to be a component of the settlement expense mentioned above. We also issued a warrant to the other shareholder for 4,000,000 shares of common stock and amended their existing warrants to reduce the exercise price. The value of the new warrant issuance was determined using Black-Scholes Model and an expense was recorded based on the fair value of the warrants issued.

We believe the disclosures in the footnote to the financial statements along with the descriptions in the Amended Registration Statement regarding the settlement agreement adequately describes the situation surrounding the settlement agreement.

Statements of Shareholders’ Equity (Deficiency), page F-4

34. We note your presentation of deferred compensation as a component of stockholders’ equity as of December 31, 2006 and as of June 30, 2007. Please note that in accordance with SFAS No. 123R, any unearned or deferred compensation related to earlier stock compensation awards should be eliminated against the appropriate equity accounts at the time of adoption of SFAS No. 123R. Also, please note that SFAS No. 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. See paragraph 74 of SFAS No. 123R and SAB 107. Please revise your financial statements accordingly.

In connection with the issuance of a promissory note in January 2005, the Company issued 200,000 warrants to GCA as consideration for the issuance of the promissory note. Using the Black-Scholes Model the fair value of the warrants issued was $28,292. The debit entry was made to deferred compensation instead of loan costs. The loan costs are being amortized over a five year period which is the amount of time the warrant is effective. Since there is no effect on the Statement of Operations the Company considers the reclassification not to be material to the balance sheet classification and will modify on a prospective basis.

35. We note that during 2005 and 2006 you recorded compensation due to stock warrants issued. Please tell us, and disclose in the notes to the financial statements, the nature of these transactions and how you calculated or determined the value of the Warrants issued.

Amanda McManus
December 21, 2007

As disclosed in our response to comment 34 above, the Company issued 20,000 warrants to GCA as consideration for the issuance of the promissory note. Those costs should have been classified in the balance sheet as loan costs and was inadvertently classified as deferred compensation. The Company is amortizing the amount computed as a loan cost over the vesting period of the warrants.

The Company issued 20,000 warrants on April 16, 2006 to two unrelated consultants for services provided. The Company valued the warrants as of the date of grant utilizing the Black-Scholes Model and expensed the computed fair value in the quarter that the vesting occurred. We expensed $45,114 and $15,038 related to these warrants in the three month periods ended June 30, 2006 and December 31, 2006, respectively.

Notes to the Financial Statements

General

36. We note from your disclosure on page 5 that GCA Strategic Investment Fund Limited and its affiliate own approximately 65% of your outstanding common shares and control approximately 82% of your outstanding voting securities. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Additionally, please revise the notes to disclose the potential ownership by Baron (sic) upon conversion of Series B Convertible Preferred Stock. Refer to the requirements of paragraph 2 of SFAS 57.

We believe that our relationship with GCA Strategic Investment Fund Limited and its affiliate and Barron is adequately disclosed in the footnotes to the financial statements. These entities have provided financing to the Company in the past and do not provide any other type of services or support.

Note 1. Organization and Summary of Significant Accounting Policies

Impairment of Long Lived Assets

Goodwill, page F-8

37. We note that as of December 31, 2006 you have $7,100,572 of goodwill, of which $5,219,965 is related to the 2005 acquisitions. In light of your continued operating net losses, please tell us why you believe that the goodwill is not impaired as of December 31, 2006. As part of your response, please specifically address the amount of goodwill that was recorded prior to the 2005 acquisitions.

In accordance with SFAS 142, we perform goodwill impairment tests on all of our acquisitions at year end and whenever an impairment indicator arises. At December 31, 2006, we compared the fair value of the individual reporting units for which the goodwill relates to their carrying amounts, including goodwill. The fair value of the individual reporting unit was greater than its carrying amount for all acquisitions except for one. Fair value was determined using the present value of future cash flows for each reporting unit. We identified an impairment pertaining to the goodwill recorded from the acquisition of the assets of State Inspections of

Amanda McManus
December 21, 2007

Texas, Inc. in 2004. As a result, we recorded goodwill and related asset impairment charges of $1,071,007 and $97,000 for the years ended December 31, 2006 and 2005, respectively. Goodwill in the amount of $1,880,607, recorded for other acquisitions made prior to 2005 was also tested at the individual reporting unit level and all fair values at the individual reporting units exceeded their respective carrying amounts. Fair value was determined using the present value of future cash flows for each reporting unit.

Note 7. Equity Transactions

38. We note from your disclosures in Note 7 that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company’s common stock have been issued to various parties in exchange for payment of notes payable, in exchange for services rendered, and for the acquisition of businesses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

In 2005 and 2006, we issued shares of common stock or warrants to purchase common stock to various parties. The common stock or warrants issued in exchange for payment of notes payable, for services rendered and for the acquisition of businesses were recorded based on the fair value of the services received, the dollar amount of the note payable satisfied and the non-cash portion of the acquisition price agreed to at the time of acquisition. For common stock issued, we utilized the closing price of the shares on the day prior to the exchange or acquisition. For the warrants issued, the fair value was determined using the Black-Scholes Model. We will expand the disclosures in our next Form 10-KSB.

Preferred Stock

39. We note that on June 30, 2005 you completed a private placement of 2,500,000 shares of Series B Convertible Preferred Stock and 4,390,000 common stock purchase warrants. Please tell us how you analyzed the convertible preferred stock for the existence of a beneficial conversion feature. As part of your response, please tell us the amount of proceeds allocated to the Warrants based on relative fair value. See EITF 98-5 and 00-27.

In accordance with EITF 98-05 and 00-27, we allocated the proceeds of the issuance to the preferred stock and warrants issued based on the relative fair value of the equity instruments. The majority of the fair value related to the preferred stock due to the limitation of the number of shares that the shareholder could convert. The amount of proceeds allocated to the warrants was $106,472, which is included in Additional Paid-in Capital, and to the preferred stock was $6,313,528. The amount reflected in the Statements of Shareholders’ Equity (Deficiency) is net of expenses related to the transaction.

40. We note your disclosure that on August 4, 2005 you entered into an Amendment to the Series B Preferred Stock Purchase Agreement and received an additional $195,000 in cash, which modified the agreement to include, among other things, that “the Investor purchased

Amanda McManus
December 21, 2007

$6,615,000 of your Preferred B Stock.” In light of the fact that the number of shares Preferred B stock presented on your statements of stockholders equity do not appear to increase, please provide us more details as to the nature of this transaction and how you accounted for it in your financial statements.

The Company sold additional warrants to the shareholder for consideration of $195,000 in cash. While this transaction was done in connection with the Amendment to the Series B Preferred Stock Purchase Agreement, it did not impact the number of shares of preferred stock outstanding.

Common Stock

41. We note from your disclosures that in 2005 you issued a total of 94,682 shares of common stock in exchange for convertible promissory notes. Please tell us the nature of the original conversion terms of each of these convertible promissory notes and tell us whether the shares of stock were exchanged in accordance with the initial conversion terms. If not, please explain why not and tell us how you accounted for these transactions. See APB 26 and FTB 80-1.

All three transactions were converted in accordance with the original terms of the respective promissory notes. The original conversion terms (adjusted for 1 for 10 reverse split) are as follows:

•

The $140,000 promissory note plus $1,879 in accrued interest was convertible at $2.00 per share. This note and accrued interest was converted at $2.00 per common share and 70,940 common shares were issued.

•

Each of the notes (converted into 12,500 and 11,242 common shares) stipulated that the note be convertible at the bid price of the stock on the date investment is due and payable or at the bid price of the stock on the day the outstanding obligation is satisfied. The notes were converted at the price of the stock on the day the outstanding obligation was satisfied.

Stock Incentive Plans

42. We note your disclosure that as a result of adopting SFAS No. 123R you recorded $222,743. Please revise to disclose the affect of adopting SFAS No. 123R on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. See paragraph 84 of SFAS No. 123R. Also, we note that in your pro forma disclosure illustrating the effect on net income (loss) and earnings (loss) per share for the year ended December 31, 2005 if you had applied the fair value recognition provisions of SFAS No. 123R during that period, you deduct compensation previously recognized of $69,069. Please explain to us why this amount does not appear to correspond to the compensation due to stock option grants amounts recorded on the statement of stockholders equity and statements of cash flow of ($19,949). Also, please revise your disclosure to clearly present the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards.

Amanda McManus
December 21, 2007

Your comment concerning our stock option disclosures contains several components as follows:

•

Since the Company incurred an operating loss in 2006, we felt that the disclosure of the dollar amount of the impact on the current year was adequate. Several captions are not applicable to our income statement presentation such as income from continuing operations, income before income taxes. We agree that the effect on earnings per share should have been disclosed and will do so on a prospective basis. A reader of the financial statements could compute that number with the disclosures reflected in the financial statements.

•

The $(69,069) is being added to the loss in order to reflect the pro forma net loss using the new guideline under FAS 123R. That expense has not previously been deducted and is only shown for pro forma purposes.

•

The $(19,069) amount represents a true up of compensation expense that we incorrectly recorded in a previous period. We consider this amount to be immaterial to the financial statements taken as a whole.

•	Since the Company incurred an operating loss in 2006, there is no tax effect to disclose.

We believe our current disclosures in our Form 10-KSB materially comply with the disclosure requirements; however, the Company proposes to expand our disclosures to address the above discussion in our next Form 10-KSB filing.

43. Please revise your notes to the financial statements to include all disclosures set forth in paragraph A240 of SFAS No. 123R. These disclosures would include:

•	Weighted average grant date fair value of options granted in 2005 and 2006

•	Total fair value of shares vested during 2005 and 2006

•	Aggregate intrinsic value of exercisable options at December 31, 2006

•	As of December 31, 2006, the total compensation cost related to nonvested awards not yet recognized and weighted average period over which it is expected to be recognized.

The Company has discovered that certain footnotes to our audited financial statements included in the Registration Statement did not reflect the footnotes in the financials as filed in our 2006 Annual Report on Form 10-KSB. The Company inadvertently included a previous version of the footnotes to the audited financial statements in the Registration Statement, and therefore, some of the disclosures you request in this comment 43 will be addressed in the corrected footnotes. The Company has included the footnotes as filed in the 2006 10-KSB in the Amended Registration Statement (please see the footnotes beginning on page F-6 of the Amended Registration Statement). In addition, with respect to the remaining disclosures you request above, the Company proposes to include those changes in our next 10-KSB filing in March 2008. With regard to the items that you list in this comment:

•

The table in Footnote 7 of nonvested options and warrants does include the disclosure of the weighted average grant date fair value for the amounts granted in 2006 of $0.62. We did not disclose a similar amount for 2005 and will correct the disclosure in our next Form 10-KSB filing.

Amanda McManus
December 21, 2007

•

The table in Footnote 7 of nonvested options and warrants does include the disclosure of the fair value of the shares vested in 2006. We did not disclose a similar amount for 2005 and will correct the disclosure in our next Form 10-KSB filing.

•	We did disclose the intrinsic value of the options outstanding and exercisable at December 31, 2006 in the last sentence of the stock option section of Footnote 7.

•

Footnote 7 discloses the unrecognized stock-based compensation expense of $209,050. We did not disclose the weighted average period within which this expense will be recognized, which is 8 months, and the Company will include that disclosure in our next Form 10-KSB filing.

Warrants

44. We note that you have had several transactions during 2005 and 2006 in which you issued warrants. Please revise to include a table of all warrant activity during the years ended December 31, 2005 and 2006 and which includes the beginning and ending balances of warrants outstanding for each of those periods.

Footnote 7 to the financial statements “Equity Transactions” includes a write up and description of the Company’s preferred stock, common stock, stock incentive plans and warrants. Included in these sections is chronological description of the transactions effecting the different equity instruments. The Company believes that the information included in these sections provide enough detail to allow investors to understand the nature and impact of the transactions for the periods disclosed. While the beginning balance of the outstanding warrants is not disclosed the information necessary for an investor to compute that number is available.

The Company will reevaluate its disclosure in its Form 10-KSB filing for the year ending December 31, 2007.

45. We note your disclosure that on February 22, 2005 you issued warrants to acquire up to 25,000 shares of common stock to your CEO as incentive compensation. Please tell us, and disclose in your note, how you accounted for these warrants including the amount of any compensation expense recorded and how you valued the warrants issued. Similarly, please tell us and revise your note to disclose how you valued and accounted for the 200,000 warrants issued on April 17, 2006 for services rendered.

In preparing our response we determined that we inadvertently did not record the issuance of a warrant to purchase 25,000 shares of common stock to our CEO. The fair value of

Amanda McManus
December 21, 2007

the warrant was $2.29 using the Black-Scholes Model and should have been recorded during our fiscal year 2005. We believe this oversight is not material and does not warrant a restatement of the financial statements.

We accounted for the issuance of the 200,000 warrants issued on April 17, 2006 by recognizing stock compensation expense of $45,114 in the G&A expense line item of our 2006 second quarter financials. We disclosed our total stock compensation expense for the period in the MD&A. The fair values of the stock warrants issued were determined using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 3.0%; expected lives of 3 years; expected volatility of 45.0%; and no dividend yield. We will expand our disclosure in the related warrant note in future filings to reflect the information contained elsewhere in the filing.

Note 9. Related Party Agreements

Settlement Agreement, page F-20

46. We note your disclosure that in 2005 you converted several GCFG and GCA promissory notes and accrued preferred dividends into shares of Series A Convertible Preferred Stock and warrants. Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also, please tell us how you analyzed the Series A convertible preferred stock for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27. Additionally, please tell us how you accounted for the warrants issued to Barron Partners, Global Capital Funding Group, and GCA Fund as part of the settlement agreement, as well how you accounted for the modification to the exercise price of certain existing warrants.

On October 14, 2005, the Company entered into a settlement agreement with two of its shareholders in order to settle a dispute involving the Company and two shareholders. The terms of the settlement agreement are disclosed in Footnote 9 of the Company’s 2006 Form 10-KSB. In connection with this agreement, the Company recorded a settlement expense of $1,660,538 in the Statement of Operations in 2005.

The following is a summary of how each of the components of the settlement agreement was accounted for:

•

the Company issued preferred stock to settle the outstanding balances on certain notes payable and accrued interest and dividends. The notes that were settled did not contain any conversion rights. We accounted for the exchange of preferred stock and accrued interest before its scheduled maturity in accordance with FTB 80-1 and treated it as an early extinguishment of debt. No gain or loss was recognized on this component of the transaction in accordance with APB No. 26. The newly issued preferred stock did not have any beneficial conversion features as there were no warrants attached or embedded in the preferred stock; and

Amanda McManus
December 21, 2007

•

the Company also issued additional warrants to the two shareholders who were party to the settlement agreement. The warrants were valued on the date of the settlement agreement using the Black-Scholes Model. In addition, certain warrants which were outstanding at the date of the Settlement Agreement were modified to reduce the exercise price of those warrants to be consistent with the exercise price of the newly issued warrants. The Company considered the fair value of the new warrants to be the cost of the settlement and recorded an expense for the entire amount associated with the new warrants.

Note 10. Business Acquisition, page F-21

47. We note from your disclosure in Note 10 that of the $2,500,000 purchase price of Just Inc., $200,000 consisted of 142,860 shares of common stock and of these shares 71,430 shares were issued in September 2006 and 71,430 shares will be issued in 2007. Please explain to us why the shares of common stock were not issued at the time of the acquisition of Just, Inc. If there was a contingency agreement, please tell us, and disclose in your notes to the financial statements, the nature and terms of the contingency. Also, please tell us how the shares were valued at the time of the acquisition and explain your basis for the accounting treatment of these shares of common stock.

The purchase price agreed to with the shareholders of Just, Inc. was $2,300,000 in cash and $200,000 worth of shares in our common stock. The total number of shares paid (142,860) was determined based on the closing price of our shares at the time of closing. We mutually agreed with the owners of the acquired company, Just, Inc. to withhold payment of the 142,860 shares and $100,000 for a period of one year as a potential offset against any unknown and/or unrecorded liabilities of Just, Inc at the time of closing. We recorded a $300,000 liability in our financials to reflect this obligation to pay the remainder of the acquisition price. Upon the one year anniversary of the acquisition, we paid the $100,000 in cash and issued the remaining 142,860 shares at two different dates when we determined that there were no additional unknown or unrecorded liabilities of Just, Inc. We believe the issuance of shares was recorded in accordance with FASB 141. There were no other contingency agreements or earn outs.

48. We note that it appears based on your disclosures in Note 10 that the acquisition of Mr. Sticker, Inc. was significant at over the 70% level. In light of this high level of significance, we believe your Form SB-2 should include audited financial statements of Mr. Sticker Inc. for the same number of periods for which you are required to file audited financial statements of the consolidated company. In light of the fact that the acquired operations of Mr. Sticker, Inc. have been included in the audited results of the Company since June 30, 2005, there are three options for you to file financial statements of Mr. Sticker. First, you can file audited financial statements of Mr. Sticker from January 1, 2005 through June 30, 2005. Second, you can file audited financial statements of Mr. Sticker for the year ended December 31, 2004 and unaudited financial statements for the period from January 1, 2005 through June 30, 2005. Thirdly, you can choose to file audited financial statements of the consolidated company (Speedemissions) for the six months ended June 30, 2007. Please choose one of the three options and revise to include the applicable financial statements.

Amanda McManus
December 21, 2007

The Company completed the acquisition of Mr. Sticker on June 30, 2005. For the period from July 1, 2005 through December 31, 2006, the operations of Mr. Sticker are reflected in the audited consolidated financials for Speedemissions, Inc. On September 13, 2005 the Company filed a Form 8-K/A which included the audited financial statements of Mr. Sticker for each of the years ended March 31, 2005 and 2004. In addition, the Form 8-K/A filing included unaudited results for the six months ended June 30, 2005. Mr. Sticker’s fiscal year end was March 31, while the Company’s year end is December 31. The Company has included the audited financial statements of Mr. Sticker for the years ended March 31, 2005 and 2004 (beginning on page F-35 of the Amended Registration Statement) and the six month unaudited period ended June 30, 2005 (which includes the three month period in question ended June 30, 2005; see pages F-44 and F-45 of the Amended Registration Statement) in the Amended Registration Statement, and we believe that the inclusion of this information would substantially comply with the SEC requirements. Moreover, the Company believes that the six month period ended June 30, 2005 is a more appropriate stub period since it more closely ties into the Company’s fiscal reporting period. In addition, the records for the three months ended June 30, 2005 are unavailable, and therefore, it would not be practical for the Company to comply with a requirement to include the unaudited financial statements for such three month period.

Note 11. Risks and Uncertainties, page F -23

Arrangements with Shareholders

49. We note from your disclosure that if you fail to maintain effectiveness of a resale registration statement for the shares held by Barron without Barron’s consent, then you must pay to Barron in the form of shares of Series B Convertible Preferred Stock an amount equal to 24% of the purchase price of $6,615,000. Please tell us how you considered the guidance in paragraph 7 of FSP EITF 00-19-2. Also, please revise your notes to the financial statements to include the disclosures required in paragraph 12 of FSP EITF 00-19-2, as applicable.

We agree that in our fiscal year beginning January 1, 2007, paragraph 7 of FSP EITF 00-19-2 applies and that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement exists. As disclosed in our risk factors, the contingent obligation applies to us maintaining an effective registration statement for Barron’s Series B Convertible Preferred Stock. However, we have determined that a payment or transfer of consideration under the registration payment arrangement is not probable as required by paragraph 11 of FSP EITF 00-19-2. Barron has also provided us with a waiver of the effectiveness requirement for the current registration statement containing Barron’s Series B Convertible Preferred Stock as allowed in Barron’s Series B Convertible Preferred Stock purchase agreement.

We believe our current disclosures in our Form 10-KSB materially comply with the disclosure requirements outlined in paragraph 12 of FSP EITF 00-19-2. However, we will expand our discussion in our next filing to include the ability of Barron to waive this contingent obligation and to clarify that the requirement is perpetual.

Amanda McManus
December 21, 2007

50. We note your disclosure that if a shareholder other than GCA Fund acquires greater than 33 1/3% or more of outstanding common stock of the Company without prior approval of GCA Fund, the Company might be required to redeem the Series A Preferred Stock. In light of the fact that it appears the redemption requirements for the Series A Preferred Stock are outside the control of the Company, we believe the Series A Preferred Stock should be presented outside of permanent equity on the face of the balance sheet in accordance with the guidance in EITF Topic D-98. Please revise or alternatively, tell us why you believe permanent equity classification is appropriate.

The Company issued the Series A Convertible Preferred Stock on January 21, 2004. At the time of this issuance the Company’s position was that any redemption under the contingent redemption condition was under the control of the Company. GCA was the only non-employee holder of any stock options or warrants to purchase stock of the Company when the Series A Preferred Stock was issued. Thus, in order for another entity to acquire greater than 33 1/3% of the outstanding common stock, the Company would have to issue additional shares and therefore the Company was in control of any action which could result in the redemption contingency condition being met.

Since the issuance of the Series A Preferred Stock, the Company has issued additional preferred stock (Series B Convertible Preferred Stock) along with warrants. The Company currently has in place certain contractual limitations on the Series B Preferred Stock and warrants held by Barron Partners LP (who holds the majority of the warrants) which limits the ability of the holder of these securities to acquire more than 4.99% of the Company’s shares. That limitation precludes an action which could result in the contingent redemption condition being met. There is, however, one unlikely scenario that is outside the control of the Company which could result in the contingent redemption condition being met: Barron Partners LP could obtain a waiver of the limitation on its acquisition of shares if the majority of the holders of the outstanding common stock who are not affiliates agree to such waiver. However, the Company continues to consider the redemption of Series A to be a remote contingency, and even if another entity acquired greater than 33 1/3% the redemption is not mandatory as the holders of the Series A Preferred Stock have the option to waive their redemption rights. The Company maintains that redemption of Series A is remote, thus meeting the “not probable” condition in EITF D-98, and the current classification as permanent equity is appropriate.

Interim Financial Statements for the Six Months Ended June 30, 2007

General

51. Please revise the notes to the Company’s interim financial statements to give effect to our comments on the Company’s audited financial statements, where applicable.

Amanda McManus
December 21, 2007

We intend to make any necessary revisions to the notes on the Company’s interim financial statements based upon the SEC’s final comments regarding the Company’s audited financial statements.

Note 9. Subsequent Events, page F-35

52. We note from your disclosure on page 1 that you currently have 5,162,108 shares of common stock outstanding. In light of your disclosures to your interim financial statements that as of June 30, 2007 you had 3,034,958 shares of common stock outstanding, please revise your subsequent events note to include disclosure of the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. Also, please revise your discussion in MD&A to disclose the nature of these transactions.

The most recent interim financial statements, which are as of September 30, 2007, include a subsequent events note that discloses the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. The September 30, 2007 interim financials are included in the Amended Registration Statement beginning on page F-25.

Part II

Recent Sales of Unregistered Securities, page II-1

53. Please revise this section to identify the “certain warrantholders” in each transaction. Refer to Item 701 of Regulation S-B.

We have added the names of the specific warrantholders before the last sentence of the paragraph under the “Recent Sales of Unregistered Securities,” on page II-1 of the Amended Registration Statement.

54. Please ensure that your disclosure here covers all issuances of securities without registration within the past 3 years. For example, we note that you issued a total of 50,000 shares of common stock in exchange for consulting services in January 2006.

We amended our Registration Statement to reflect all issuances of securities without registration within the past three years beginning on page II-1 of the Amended Registration Statement.

Undertakings, page II-4

55. Please revise to provide the undertakings in Item 512(i) of Regulation S-K.

We have added the undertakings in Item 512(i) of Regulation S-K as “(4)” under “B” in the “Undertakings” section, beginning on page II-7 of the Amended Registration Statement.

Amanda McManus
December 21, 2007

Other

56. The financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation S-B at the effective date of the Registration Statement.

We intend to update our financial statements as may be necessary at the effective date of the Amended Registration Statement.

57. Provide a currently dated consent from the independent public accountant in the amendment.

We have filed a currently dated consent from our independent public accountant with the Amended Registration Statement.

Any questions regarding the above responses or the Amended Registration Statement can be directed to me at (770) 306-7667 or to Bruce Parsons at (205) 458-5303.

Thank you for your attention to this filing and response.

Very truly yours,

Michael S. Shanahan
Chief Financial Officer